SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                             DEL LABORATORIES, INC.
                              (Name of the Issuer)



    DEL LABORATORIES, INC., DLI HOLDING CORP., DLI ACQUISITION CORP., KELSO INVESTMENT ASSOCIATES VII, L.P., KEP VI, LLC, KELSO GP VII, L.P., KELSO GP VII,
         LLC, WILLIAM MCMENEMY, CHARLES J. HINKATY, AND HARVEY ALSTODT

                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    245091103
                                    ---------
                      (CUSIP Number of Class of Securities)

                               ------------------

     Gene L. Wexler                             James J. Connors, II
 Del Laboratories, Inc.                           DLI Holding Corp.
     178 EAB Plaza                              DLI Acquisition Corp.
     P.O. Box 9357                        Kelso Investment Associates VII, L.P.
Uniondale, NY 11553-9357                             KEP VI, LLC
     (516) 844-2942                              Kelso GP VII, L.P.
                                                 Kelso GP VII, LLC
                                                   320 Park Avenue
                                                New York, NY  10022
                                                   (212) 751-3939


                                   Copies to:


      Dennis J. Block, Esq.                       Margaret A. Davenport, Esq.
Cadwalader, Wickersham & Taft LLP                  Debevoise & Plimpton LLP
         100 Maiden Lane                               919 Third Avenue
        New York, NY 10038                         New York, New York 10022
          (212) 504-5555                                (212) 909-6000



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       (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):


a. [X]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.


      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

      Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
            TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                 $383,000,000                             $48,526.10
--------------------------------------------------------------------------------
* The filing fee was determined by adding (a) the product of (i) the 9,742,140 shares of common stock that are proposed to be retired and exchanged in the merger and (ii) the merger consideration of $35.00 to be paid with respect to each share of common stock outstanding immediately prior to the merger, plus (b) $ approximately 42,000,000] expected to be paid upon cancellation of outstanding options. The filing fee, calculated in accordance with Fee Rate Advisory #7 for Fiscal Year 2004 (updated), equals $126.70 per million of the aggregate merger consideration calculated pursuant to the preceding sentence.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: $48,526.10          Filing Party: Del Laboratories, Inc.

Form or Registration No.: Preliminary       Date Filed: August 20, 2004
Proxy Statement on Schedule 14A



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                                  INTRODUCTION


     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Del Laboratories, Inc., a Delaware corporation and issuer of the equity securities that are the subject of the Rule 13e-3 transaction (the "Company"), DLI Holding Corp., a Delaware corporation ("DLI"), DLI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of DLI ("Merger Sub"), Kelso Investment Associates VII, L.P., KEP VI, LLC, Kelso GP VII, L.P., Kelso GP VII, LLC, and William McMenemy, Charles J. Hinkaty and Harvey Alstodt (Messrs. McMenemy, Hinkaty and Alstodt, the "continuing investors"). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of July 1, 2004 (the "Merger Agreement"), among DLI, Merger Sub and the Company. If the Merger Agreement and the transactions contemplated thereby are approved by the Company's stockholders and the other conditions to the closing of the transactions are satisfied or waived, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation.

      Upon completion of the merger, each outstanding share of the Company's common stock will be converted into the right to receive $35.00 in cash, without interest, except that: (i) treasury shares and shares of the Company's common stock held by DLI or Merger Sub or any other subsidiary of DLI immediately prior to the effective time of the merger will be cancelled without any payment therefore and (ii) shares held by stockholders who properly exercise appraisal rights will be subject to appraisal in accordance with Delaware law, if applicable. In addition, each outstanding and unexercised option to acquire a share of the Company's common stock (other than certain options held by the continuing investors) will be converted into the right to receive an amount equal to the difference between $35.00 and the exercise price. Each of the continuing investors has agreed in principle to exchange, immediately prior the merger, Del stock options with an aggregate spread value of $4.5 million for DLI stock options with an equivalent aggregate spread value. Each continuing investor will sell or "cash-out" the remainder of his equity interests in Del in the merger. Each continuing investor's shares of Del common stock, including the shares subject to their Del stock options, will be "cashed-out" at the same $35.00 per share price that will be paid to Del's public stockholders in connection with the merger. As a result of the merger, Del will be a privately held company and there will be no public market for its common stock. Del will also apply to the American Stock Exchange for the delisting of shares of Del common stock and to the SEC for the deregistration of Del common stock under the Securities Exchange Act of 1934, as amended. It is, however, likely that Del will be required to resume filing periodic reports with the SEC as a result of its issuing debt securities registered under the Securities Act of 1933, as amended.

      Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement on Sechedule 14A (the "Proxy Statement"), a definitive version of which the Company will use to notify its stockholders of, and solicit proxies from its stockholders for, a special meeting at which the stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference in this Schedule 13E-3 in its entirety, and the responses to each Item herein are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion and amendment.

      The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning Del was supplied by Del and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than Del was supplied by each such filing person and no other filing person, including Del, takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1. Summary Term Sheet.

      The information contained in the section entitled "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.



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Item 2. Subject Company Information.

      (a) Name and Address. The information contained in the sections entitled "SUMMARY TERM SHEET--THE PARTIES" and "SPECIAL FACTORS--THE PARTIES" in the Proxy Statement is incorporated herein by reference.

      (b) Securities. The information contained in the sections entitled "SUMMARY TERM SHEET--THE SPECIAL MEETING" and "INFORMATION ABOUT THE SPECIAL MEETING AND VOTING--MATTERS RELATING TO THE MEETING" in the Proxy Statement is incorporated herein by reference.

      (c) Trading Market and Price. The information contained in the sections entitled "SUMMARY TERM SHEET--DEL MARKET PRICE INFORMATION" and "MARKET PRICE AND DIVIDEND INFORMATION" in the Proxy Statement is incorporated herein by reference.

      (d) Dividends. The information contained in the section entitled "MARKET PRICE AND DIVIDEND INFORMATION" in the Proxy Statement is incorporated herein by reference.

      (e) Prior Public Offerings. Not applicable.

      (f) Prior Stock Purchases. The information contained in the section entitled "TRANSACTIONS IN SHARES OF COMMON STOCK BY CERTAIN PERSONS" in the Proxy Statement is incorporated herein by reference.

Item 3. Identity And Background Of The Filing Person.

      (a) Name and Address. The information contained in the sections entitled "SUMMARY TERM SHEET--THE PARTIES" and "SPECIAL FACTORS--THE PARTIES" in the Proxy Statement is incorporated herein by reference.


The following sets forth the name, address and telephone number of Kelso Investment Associates VII, L.P. ("KIA VII"):

Kelso Investment Associates VII, L.P.
c/o Kelso & Company, L.P.
320 Park Avenue, 24th Floor
New York, NY 10022
(212) 751-3939

The following sets forth the name, address and telephone number of the general partner of KIA VII:

Kelso GP VII, L.P.
c/o Kelso & Company, L.P.
320 Park Avenue, 24th Floor
New York, NY 10022
(212) 751-3939

The following sets forth the name, address and telephone number of the general partner of Kelso GP VII, L.P.:

Kelso GP VII, LLC
c/o Kelso & Company, L.P.
320 Park Avenue, 24th Floor
New York, NY 10022
(212) 751-3939



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The following sets forth the name, address and telephone number of KEP VI, LLC
("KEP VI"):

KEP VI, LLC
c/o Kelso & Company, L.P.
320 Park Avenue, 24th Floor
New York, NY 10022
(212) 751-3939

DLI, Merger Sub, KIA VII, KEP VI, Kelso GP VII, L.P., and Kelso GP VII, LLC do not believe that they are affiliates of Del at this time. They filed this
Schedule 13E-3 solely in light of their relationship with the continuing investors and the fact that they have noticed that in some instances involving similar transactions, persons similarly situated to them have filed a Schedule 13E-3. DLI, Merger Sub, KIA VII, KEP VI, Kelso GP VII, L.P., and Kelso GP VII, LLC do not believe this relationship, which consists of an understanding with each continuing investor concerning the exchange of some of such continuing investor's options to acquire Del common stock for options to acquire DLI common stock immediately prior to the merger, renders DLI, Merger Sub, KIA VII, KEP VI, Kelso GP VII, L.P., and Kelso GP VII, LLC affiliates of Del.

      (b) Business and Background of Entities. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--THE PARTIES" and "SPECIAL FACTORS--THE PARTIES" is incorporated herein by reference. DLI Holding LLC is a Delaware limited liability company which was established solely for the purpose of investing in DLI in connection with the merger. KIA VII, a Delaware limited partnership, and KEP VI, a Delaware limited liability company, are private investment funds formed by Kelso & Company, L.P. ("Kelso"). Kelso GP VII, L.P. is a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Kelso GP VII, LLC is a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P.

      (c) Business and Background of Natural Persons. The information contained in the sections entitled "SUMMARY TERM SHEET--THE PARTIES" and "SPECIAL FACTORS--THE PARTIES" in the Proxy Statement is incorporated herein by reference.

      Executive Officers and Directors of the Company. Set forth below is the
(i) name, (ii) citizenship, (iii) address, (iv) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted and (v) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on for each of the executive officers and directors of the Company.

      Dan K. Wassong is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Mr. Wassong has served as the President, Chief Executive Officer and Chairman of the Board since 1992. He has been a director of the Company since 1968.

      Charles J. Hinkaty is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Mr. Hinkaty has served as the Vice President of the Company and President of Del Pharmaceuticals, Inc. since 1985. He has been a director of the Company since 1986.

      Timothy A. Hogan, Jr. is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Mr. Hogan has served as Executive Vice President, Global Operations of the Company since February 2002. From 1998 to February 2002, he was President and Chief Executive Officer of Dermablend, a Division of L'Oreal USA, a subsidiary of L'Oreal S.A., headquartered in Paris, France, located at 575 5th Avenue, New York, NY 10017, Phone: 212-984-4000.

      Enzo J. Vialardi is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Mr. Vialardi has served as the Company's Executive Vice President and Chief Financial Officer since 1998.

      William H. McMenemy is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Mr. McMenemy has served as the Company's Executive Vice President of Marketing, Cosmetics Division, North America since 1980.



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


      Harvey P. Alstodt is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Mr. Alstodt has served as the Company's Executive Vice President of Sales, Cosmetics Division, North America since 1988.

      Gene L. Wexler is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Mr. Wexler has served as Vice President, General Counsel and Secretary of the Company since September 1999. From January 1994 through March 1999, he was Vice President, General Counsel and Assistant Secretary at Genovese Drug Stores, Inc., a Delaware corporation formerly located at 80 Marcus Drive, Melville, NY 11747, Phone: 516-844-2213.

      Dr. Robert A. Kavesh is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Dr. Kavesh is the Marcus Nadler Professor of Finance and Economics Emeritus at the Stern School of Business of New York University, 44 West Fourth Street New York, NY 10012, Phone:
212-998-0100. He has served as a director of the Company since 1976.

      Steven Kotler is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Since May 2000, Mr. Kotler has served as the Vice-Chairman of Gilbert Global Equity Capital, a Delaware limited liability corporation located at 590 Madison Avenue, 40th Floor, New York, NY 10022,
Phone: 212-702-7980. From 1999 to May 2000, Mr. Kotler was the Co-Chairman of Schroder & Co., Inc., an investment banking firm, formerly located at 787 Seventh Avenue, New York, NY 10019, where he served as the President and Chief Executive Officer from 1996 to 1999. He has been a director of the Company since 1987.

      Dr. Marcella Maxwell is a United States citizen and her business address is 178 EAB Plaza, Uniondale, New York 11556. Dr. Maxwell has served as the Director of Development and Public Affairs at Miracle Makers, Inc. since February 1995. Miracle Makers, Inc. is a New York Not-For-Profit Corporation located at 510 Gates Avenue Brooklyn, NY 11216, Phone: 718-483-3000. Dr. Maxwell has been a director of the Company since 1994.

      Martin E. Revson is a United States citizen and his business address is 178 EAB Plaza, Uniondale, New York 11556. Mr. Revson has been a private investor since August 1992. From 1963 to August 1992, Mr. Revson served as the Chairman of the Board. He has been a director of the Company since 1963.

      Executive Officers and Directors of the participating DLI affiliates. Set forth below are the names and titles of the directors and executive officers of DLI and Merger Sub. The business address and telephone number of each such person listed is: c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, NY 10022, (212) 751-3939.

Philip E. Berney, President and Director
James J. Connors, II, Vice President, Secretary and Director
Church M. Moore, Vice President, Treasurer,
  Assistant Secretary and Director

Set forth below are the names and titles of each managing member of KIA VII, Kelso GP VII, L.P., Kelso GP VII, LLC and KEP VI. The business address and telephone number of each such person listed is: c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, NY 10022, (212) 751-3939.

Frank T. Nickell, President and Chief Executive Office, Managing Member Thomas R. Wall, IV, Managing Member
George E. Matelich, Managing Member
Michael B. Goldberg, Managing Member
David I. Wahrhaftig, Managing Member
Frank K. Bynum, Jr., Managing Member
Philip E. Berney, Managing Member
Frank J. Loverro, Managing Member
Michael B. Lazar, Managing Member

      Set forth below is the (i) name; (ii) citizenship; (iii) address; (iv) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or



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occupation is conducted; and (v) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on for each of the executive officers and directors of DLI and Merger Sub.

      Philip E. Berney is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Berney has been a Managing Director of Kelso since 1999. Mr. Berney is a director of the following: (i) CDT Holdings plc (since 1999; a developer and manufacturer of display screens), Building 2020, Cambourne Business Park, Cambridgeshire, England CB3-6DW, UK;
(ii) Key Components, LLC. (since 2000; a manufacturer of furniture, locks, electrical and mechanical components), c/o Millbrook Capital Management, 152 West 57th Street, 17th Floor, New York, NY 10019; and (iii) Nortek, Inc. (since 2003; diversified manufacturer of residential and commercial building products), 50 Kennedy Plaza, Providence, RI 02902-2360. Mr. Berney was a director of Armkel, LLC (from 2001 to 2004; a marketer and manufacturer of branded personal care consumer products), c/o Church & Dwight Co., Inc., 469 North Harrison Street, Princeton, NJ, 08543-5297.

      James J. Connors, II is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Connors has been Vice President and General Counsel of Kelso since 1993. Mr. Connors was a director of Scient, Inc. (from June 2002 to October 2002; an internet professional services provider), 405 Lexington Avenue, 26th Floor, New York, NY 10174.

      Church M. Moore is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Moore joined Kelso in 1998. His current title is Vice President.

      Set forth below is the (i) name; (ii) citizenship (iii) address; (iv) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted and (v) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on for each managing member of KIA VII, Kelso GP VII, L.P., Kelso GP VII, LLC and KEP VI.

      Frank T. Nickell is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Nickell joined Kelso in 1977. His current title is President and Chief Executive Officer. Mr. Nickell is a director of the following: (i) The Bear Stearns Companies Inc. (since 1993; a financial services company), 383 Madison Avenue, New York, NY 10179; (ii) BlackRock, Inc. (since 1999; a financial and risk management company), 40 East 52nd Street, New York, NY 10022; and (iii) Earle M. Jorgensen Company (since 1993; a specialty metal distributor), 3050 E. Birch Street, Brea, CA 92821. Mr. Nickell was a director of Peebles, Inc. (from 1995 to 2003; a department store), One Peebles Street, South Hill, VA 23970-5001. He is also a member of The Board of Visitors of the University of North Carolina and a trustee of the NYU Hospitals Center.

      Thomas R. Wall, IV is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Wall joined Kelso in 1983. His current title is Managing Director. Mr. Wall is a director of the following:
(i) Citation Corporation (since 1999; a foundry products company), 2 Office Park Circle, Suite 204, Birmingham, AL 35223; (ii) Consolidated Vision Group, Inc. (since 1997; an eyeglass and contact lens business), c/o America's Best Contacts and Eyeglasses, 7255 Crescent Boulevard, Route 130, Pennsauken, NJ 08110; (iii) Key Components, Inc. (since 2000; a manufacturer of furniture, locks, electrical and mechanical components), c/o Millbrook Capital Management, 152 West 57th Street, 17th Floor, New York, NY 10019; (iv) Mitchell Supreme Fuel Company (since prior to 1997; a fuel, oil and gas supplier to residences and businesses), 532 Freeman Street, Orange, NJ 07050; (v) BWAY Corporation (since 2003; manufacturer of metal and plastic containers) 8607 Roberts Drive, Suite 250, Atlanta, GA 30350; and (vi) Endurance Business Media, Inc. (since 2004; specialty publishers of residential real estate and rental property advertising publications), 1600 Capital Circle Southwest, Tallahassee, FL 32310. Mr. Wall was a director of the following: (i) Cygnus Publishing, Inc. (from 1997 to 2001; a trade publication company), 405 Central Avenue, Suite 300, St. Petersburg, FL 33701; (ii) AMF Bowling, Inc. (from prior to 1997 to July, 2002; an owner/operator of bowling centers and manufacturer/marketer of bowling products), 8100 AMF Drive, Richmond, VA 23111; (iii) iXL Enterprises, Inc. (from 1995 to 2002 internet professional services provider), 1888 Emery Street, NW, Atlanta, GA 30318; (iv) Peebles, Inc. (from 1995 to 2003; a department store), One Peebles Street, South Hill, VA 23970-5001; (v) TransDigm Inc. (from 1993 to 2003; a solution provider for aerospace component applications), 26380 Curtiss Wright Parkway, Richmond Hts., OH 44143; (vi) Mosler, Inc.



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(from prior to 1997 - 2001; a security company), 8509 Berk Boulevard, Hamilton,
OH 45015; and (vii) 21st Century Newspapers, Inc (from 1997-2004; a newspaper and related publications group), 48 West Huron, Pontiac, MI 48342. He is also a trustee of Choate Rosemary Hall.

      George E. Matelich is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Matelich joined Kelso in 1985. His current title is Managing Director. Mr. Matelich is a director of the following: (i) FairPoint Communications, Inc. (since 1997; a world telephone company), 521 East Morehead Street, Suite 250, Charlotte, NC 28202; (ii) Waste Services, Inc. (since 2003; integrated solid waste services), 1122 International Blvd., Suite 601, Burlington, Ontario, CANADA L7L 3Z8; and (iii) Optigas, Inc. (since 2004; gathers, processes and markets natural gas), 370 17th Street, Suite 2750, Denver, CO 80202. Mr. Matelich was a director of the following (i) Humphreys Inc. (from prior to 1997 to 2001; a men's belt manufacturer), 2009 West Hastings Street, Chicago, IL 60608-1123; and (ii) Capital Environmental Resource Inc. (from 2003 to July 31, 2004; integrated solid waste services), 1122 International Blvd., Suite 601, Burlington, Ontario, CANADA L7L 3Z8. He is also a trustee of the University of Puget Sound.

      Michael B. Goldberg is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Goldberg has been a Managing Director of Kelso since 1991. He is a director of the following: (i) Consolidated Vision Group, Inc. (since 1997; a eyeglass and contact lens business), c/o America's Best Contacts and Eyeglasses, 7255 Crescent Boulevard, Route 130, Pennsauken, NJ 08110; (ii) Endo Pharmaceuticals, Inc. (since 1997; a pharmaceutical company), 100 Painters Drive, Chadds Ford, PA 19317; (iii) Hilite Holdings, LLC (since 1999; an automotive parts supplier), c/o Carreras, Kestner & Co., Terminal Tower, 50 Public Square, 32nd Floor, Cleveland, OH 44113; (iv) HCI Direct, Inc. (since 1994; a direct manufacturer of hosiery), 3369 Progress Drive, Bensalem, PA 19020; and (v) Optigas, Inc. (since 2004; gathers, processes and markets natural gas); 370 17th Street, Suite 2750, Denver, CO 80202. Mr. Goldberg was a director of the following: (i) Armkel, LLC (from 2001 to 2004; a marketer and manufacturer of branded personal care consumer products), c/o Church & Dwight Co., Inc., 469 North Harrison Street, Princeton, NJ, 08543-5297; and (ii) Unilab Corporation (from 1999 to 2003; a medical testing laboratory company), 18448 Oxnard Street, Tarzana, CA 91356. He also serves as a member of The Wilson Council of the Woodrow Wilson International Center for Scholars.

      David I. Wahrhaftig is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Wahrhaftig joined Kelso in 1987 and has served as a Managing Director since 1998. Prior to becoming a Managing Director, his title was Vice President. Mr. Wahrhaftig is a director of the following: (i) Consolidated Vision Group, Inc. (since 1997; an eyeglass and contact lens business), c/o America's Best Contacts and Eyeglasses, 7255 Crescent Boulevard, Route 130, Pennsauken, NJ 08110; (ii) Endo Pharmaceuticals, Inc. (since 1997; a pharmaceutical company), 100 Painters Drive, Chadds Ford, PA 19317); (iii) BWAY Corporation (since 2003; manufacturer of metal and plastic containers) 8607 Roberts Drive, Suite 250, Atlanta, GA 30350; and (iv) Earle M. Jorgensen Company (since 2003; a specialty metal distributor), 3050 E. Birch Street, Brea, CA 92821. Mr. Wahrhaftig was a director of the following: (i) Humphreys Inc. (from prior to 1997 to 2001; a men's belt manufacturer), 2009 West Hastings Street, Chicago, IL 60608-1123; and (ii) Unilab Corporation (since 1999; a medical testing laboratories company), 18448 Oxnard Street, Tarzana, CA 91356).

      Frank K. Bynum, Jr. is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Bynum joined Kelso in 1987 and has served as Managing Director since 1998. Prior to becoming a Managing Director, his title was Vice President. Mr. Bynum is a director of the following: (i) PlantAmerica, Inc. (since September 24, 2002; a developer of web sites for the "green industry"), 4350 North Fairfax Drive, Suite 33, Arlington, VA 22203; (ii) CDT Holdings plc. (since 1999; a developer and manufacturer of display screens), Building 2020, Cambourne Business Park, Cambridgeshire, England CB3-6DW, UK; (iii) Citation Corporation (since 1999; a foundry products company), 2 Office Park Circle, Suite 204, Birmingham, AL 35223; (iv) eMarkets, Inc. (since 1999; software and online tools for agrifoods industry), 1606 Golden Aspen Drive, Suite 108, Ames, IA 50010; (v) FairPoint Communications, Inc. (since 1997; a world telephone company), 521 East Morehead Street, Suite 250, Charlotte, NC 28202; and (vi) Endurance Business Media, Inc. (since 2003; specialty publishers of residential real estate and rental property advertising publications), 1600 Capital Circle Southwest, Tallahassee, FL 32310. Mr. Bynum was a director of the following: (i) HCI Direct, Inc. (from 1994 to May 2002; a direct manufacturer of hosiery), 3369 Progress Drive, Bensalem, PA 19020; (ii) Scient, Inc. (formerly known as IXL Enterprises, Inc.) (from 1995 to 2002; an internet professional services provider), 405 Lexington Avenue, 26th Floor, New York, NY 10174; (iii) Cygnus Publishing, Inc. (from 1997 to 2001; a trade publication company), 405

Central Avenue, Suite 300, St. Petersburg, FL 33701; and (iv) 21st Century Newspapers, Inc. (since 1997-2004; a newspaper and related publications group), West Huron, Pontiac, MI 48342. He is also a trustee of Prep for Prep.

      Philip E. Berney: see description under directors and executive officers of DLI Holding and DLI Acquisition above.

      Frank J. Loverro is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Loverro joined Kelso in 1993 and has served as Managing Director since January 2004. Prior to becoming Managing Director, his title was Vice President. Mr. Loverro is a director of Endo Pharmaceuticals, Inc. (since 2000; a pharmaceutical company), 100 Painters Drive, Chadds Ford, PA 19317.

      Michael B. Lazar is a United States citizen and his business address is 320 Park Avenue, 24th Floor, New York, NY 10022. Mr. Lazar joined Kelso in 1993 and has served as Managing Director since January 2004. Prior to becoming Managing Director, his title was Vice President. Mr. Lazar is a director of the following: (i) Endurance Business Media, Inc. (since 2004; specialty publishers of residential real estate and rental property advertising publications), 1600 Capital Circle Southwest, Tallahassee, FL 32310; and (ii) Waste Services, Inc. (since 2003; integrated solid waste services), 1122 International Blvd., Suite 601, Burlington, Ontario, CANADA L7L 3Z8.

      During the last five years, none of the filing persons nor, to the best knowledge of the filing persons, any of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms Of The Transaction.

      (a)(1) Not applicable.

      (a)(2)(i) Description of the Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET--THE MERGER," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--GENERAL DESCRIPTION of the Merger," "SPECIAL FACTORS--EFFECTS OF THE MERGER" and "THE MERGER AGREEMENT--GENERAL" in the Proxy Statement is incorporated herein by reference.

      (a)(2)(ii) Consideration Offered. The information contained in the sections entitled "SUMMARY TERM SHEET--WHAT DEL STOCKHOLDERS WILL RECEIVE," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER
AGREEMENT--CONSIDERATION TO BE RECEIVED IN THE MERGER" in the Proxy Statement is incorporated herein by reference.

      (a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "SPECIAL FACTORS--EFFECTS OF THE MERGER," "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors" and "SPECIAL FACTORS--PURPOSES, REASONS AND PLANS FOR DEL AFTER THE MERGER" in the Proxy Statement is incorporated herein by reference.

      (a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled "SUMMARY TERM SHEET--STOCKHOLDER VOTE REQUIRED," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "INFORMATION ABOUT THE SPECIAL MEETING AND VOTING--VOTE REQUIRED" in the Proxy Statement is incorporated herein by reference.

      (a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET--THE CONTINUING INVESTORS," "THE MERGER AGREEMENT," "SUMMARY TERM SHEET--POST-MERGER OWNERSHIP AND CONTROL," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--Interests of Certain Persons in the Merger," "SPECIAL
FACTORS--POST-MERGER OWNERSHIP AND CONTROL" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger" in the Proxy Statement and in Annex A to the Proxy Statement is incorporated herein by reference.

      (a)(2)(vi) Accounting Treatment. The information contained in the sections entitled "SUMMARY TERM SHEET--ANTICIPATED ACCOUNTING TREATMENT" and "SPECIAL FACTORS--ANTICIPATED ACCOUNTING TREATMENT" in the Proxy Statement is incorporated herein by reference.

      (a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled "SUMMARY TERM SHEET--Material Federal Income Tax Consequences of the Merger" and "SPECIAL FACTORS--Material Federal Income Tax Consequences of the Merger" in the Proxy Statement is incorporated herein by reference.

      (c) Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET--THE CONTINUING INVESTORS," "SUMMARY TERM SHEET--POST-MERGER OWNERSHIP AND CONTROL," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--Interests of Certain Persons in the Merger," SPECIAL FACTORS--EFFECTS OF THE MERGER," "SPECIAL FACTORS-- POST-MERGER OWNERSHIP AND CONTROL" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

      (d) Appraisal Rights. The information contained in the sections entitled "SUMMARY TERM SHEET--Dissenters' Appraisal Rights," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS--Appraisal Rights of Stockholders" in the Proxy Statement and in Annex C to the Proxy Statement is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders. The information contained in the section entitled "SPECIAL FACTORS--PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS" in the Proxy Statement is incorporated herein by reference.

      (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations And Agreements.

      (a) Transactions. The information contained in the sections entitled "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER" and "TRANSACTIONS IN SHARES OF COMMON STOCK BY CERTAIN PERSONS" in the Proxy Statement is incorporated herein by reference.

      (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF the Merger," "THE MERGER AGREEMENT," "VOTING AGREEMENT" AND "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the Proxy Statement is incorporated herein by reference.

      (e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SUMMARY TERM SHEET--THE CONTINUING INVESTORS," "SUMMARY TERM SHEET--POST-MERGER OWNERSHIP AND CONTROL," "SUMMARY TERM SHEET--THE SPECIAL MEETING," "SUMMARY TERM SHEET--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "SUMMARY TERM SHEET--VOTING AGREEMENT," "INFORMATION ABOUT THE SPECIAL MEETING AND VOTING," "SPECIAL FACTORS--EFFECTS OF THE MERGER," "SPECIAL FACTORS--POST-MERGER OWNERSHIP AND CONTROL," "SPECIAL FACTORS--PURPOSES, REASONS AND PLANS FOR DEL AFTER THE MERGER," "SPECIAL
FACTORS--FINANCING OF THE MERGER," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "THE MERGER AGREEMENT," "VOTING AGREEMENT," "OWNERSHIP OF VOTING STOCK BY CERTAIN BENEFICIAL OWNERS" and "OWNERSHIP OF VOTING STOCK BY MANAGEMENT," in the Proxy Statement and in Annex D to the Proxy Statement is incorporated herein by reference.

Item 6. Purposes Of The Transaction And Plans Or Proposals.

      (b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY TERM SHEET--POST-MERGER OWNERSHIP AND CONTROL," "SUMMARY TERM SHEET-- INTERESTS OF CERTAIN PERSONS IN THE MERGER," "SUMMARY TERM SHEET--DISSENTERS' APPRAISAL

RIGHTS," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--EFFECTS OF THE MERGER," "SPECIAL FACTORS--POST-MERGER OWNERSHIP AND CONTROL," "SPECIAL FACTORS--PURPOSES, REASONS AND PLANS FOR DEL AFTER THE MERGER," "SPECIAL
FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "THE MERGER
AGREEMENT--GENERAL" and "THE MERGER AGREEMENT--CONSIDERATION TO BE RECEIVED IN THE MERGER" in the Proxy Statement is incorporated herein by reference.

      (c)(1)-(8) Plans. The information contained in the sections entitled "SUMMARY TERM SHEET--THE MERGER," "SUMMARY TERM SHEET--THE CONTINUING INVESTORS," "SUMMARY TERM SHEET--POST-MERGER OWNERSHIP AND CONTROL," "SUMMARY TERM SHEET--THE SPECIAL MEETING," "sUMMARY TERM SHEET--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "INFORMATION ABOUT THE SPECIAL MEETING AND VOTING," "SPECIAL FACTORS--EFFECTS OF THE MERGER," "SPECIAL FACTORS--POST-MERGER OWNERSHIP AND CONTROL," "SPECIAL FACTORS--PURPOSES, REASONS AND PLANS FOR DEL AFTER THE MERGER," "SPECIAL
FACTORS--FINANCING OF THE MERGER," "SPECIAL FACTORS--FINANCIAL ADVISORY AGREEMENT," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "THE MERGER AGREEMENT," "VOTING AGREEMENT" and "MARKET PRICE AND DIVIDEND INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons And Effects.

      (a)-(c) Purposes; Alternatives; Reasons. The information contained in the sections entitled "SUMMARY TERM SHEET--THE MERGER," "SUMMARY TERM SHEET--REASONS FOR THE MERGER," "SUMMARY TERM SHEET--OPINION OF FINANCIAL ADVISOR," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--EFFECTS OF THE MERGER," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors," "SPECIAL FACTORS--Opinion of Peter J. Solomon Company, L.P.," "SPECIAL FACTORS--POSITION OF PARTICIPATING AFFILIATES AS TO THE FAIRNESS OF THE MERGER," "SPECIAL FACTORS--PURPOSES, REASONS AND PLANS FOR DEL AFTER THE MERGER" and "SPECIAL FACTORS--CONDUCT OF THE BUSINESS OF DEL IF THE MERGER IS NOT COMPLETED" in the Proxy Statement and in Annex B is incorporated herein by reference.

      (d) Effects. The information contained in the sections entitled "SUMMARY TERM SHEET--THE MERGER," "SUMMARY TERM SHEET--WHAT DEL STOCKHOLDERS WILL RECEIVE," "SUMMARY TERM SHEET--MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER," "SUMMARY TERM SHEET--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "SUMMARY TERM SHEET--DISSENTERS' APPRAISAL RIGHTS," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--GENERAL DESCRIPTION OF THE MERGER," "SPECIAL FACTORS--EFFECTS OF THE MERGER," "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors," "SPECIAL FACTORS--RISK FACTORS RELATED TO THE MERGER," "SPECIAL FACTORS--MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER," "SPECIAL FACTORS--APPRAISAL RIGHTS OF STOCKHOLDERS," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "THE MERGER AGREEMENT--GENERAL," "THE MERGER AGREEMENT--CONSIDERATION TO BE RECEIVED IN THE MERGER," "THE MERGER AGREEMENT--TREATMENT OF STOCK OPTIONS" and "MARKET PRICE AND DIVIDEND INFORMATION" in the Proxy Statement and in Annex B is incorporated herein by reference.

Item 8. Fairness Of The Transaction.

      (a)-(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "SUMMARY TERM SHEET--RECOMMENDATION OF THE BOARD OF DIRECTORS," "SUMMARY TERM SHEET--OPINION OF FINANCIAL ADVISOR," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors," "SPECIAL FACTORS--Opinion of Peter J. Solomon Company, L.P.," "SPECIAL FACTORS--POSITION OF PARTICIPATING AFFILIATES AS TO THE FAIRNESS OF THE MERGER," "SPECIAL FACTORS--PURPOSES, REASONS AND PLANS FOR DEL

AFTER THE MERGER," and "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.

      (c) Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET--STOCKHOLDER VOTE REQUIRED," "SUMMARY TERM SHEET--CONDITIONS TO THE COMPLETION OF THE MERGER," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "INFORMATION ABOUT THE SPECIAL MEETING AND VOTING--VOTE REQUIRED" and "THE MERGER AGREEMENT--CONDITIONS," in the Proxy Statement and in Annex D to the Proxy Statement is incorporated herein by reference.

      (d) Unaffiliated Representative. The information contained in the sections entitled "SUMMARY TERM SHEET--OPINION OF FINANCIAL ADVISOR," "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Opinion of Peter J. Solomon Company, L.P." in the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.

      (e) Approval of Directors. The information contained in the sections entitled "SUMMARY TERM SHEET--"SUMMARY TERM SHEET--RECOMMENDATION OF THE BOARD OF DIRECTORS," "SUMMARY TERM SHEET--REASONS FOR THE MERGER," "SPECIAL FACTORS--REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS" and "SPECIAL FACTORS--BACKGROUND OF THE MERGER" in the Proxy Statement is incorporated herein by reference.

      (f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals And Negotiations.

      (a) Report, Opinion or Appraisal. The information contained in the sections entitled "SUMMARY TERM SHEET--RECOMMENDATION OF THE BOARD OF DIRECTORS," --"SUMMARY TERM SHEET--OPINION OF FINANCIAL ADVISOR," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors" and "SPECIAL FACTORS--Opinion of Peter
J. Solomon Company, L.P." in the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER" and "SPECIAL FACTORS--Opinion of Peter J. Solomon Company, L.P." in the Proxy Statement is incorporated herein by reference.

      (c) Availability of Documents. The information contained in the section entitled "ADDITIONAL INFORMATION FOR STOCKHOLDERS--WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 10. Sources And Amounts Of Funds Or Other Consideration.

      (a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "SUMMARY TERM SHEET--FINANCING OF THE MERGER," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--FINANCING OF THE MERGER," "SPECIAL FACTORS--POST-MERGER OWNERSHIP AND CONTROL," "SPECIAL FACTORS--ESTIMATED FEES AND EXPENSES" and "THE MERGER AGREEMENT--COVENANTS AND AGREEMENTS" in the Proxy Statement is incorporated herein by reference.

      (c) Expenses. The information contained in the sections entitled "SPECIAL FACTORS--ESTIMATED FEES AND EXPENSES," "SPECIAL FACTORS--FINANCIAL ADVISORY AGREEMENT" and "THE MERGER AGREEMENT--EXPENSES" in the Proxy Statement is incorporated herein by reference.

Item 11. Interest In Securities Of The Subject Company.

      (a) Securities Ownership. The information contained in the section entitled "SPECIAL FACTORS--POST-MERGER OWNERSHIP AND CONTROL," "OWNERSHIP OF VOTING STOCK BY CERTAIN BENEFICIAL

OWNERS" and "OWNERSHIP OF VOTING STOCK BY MANAGEMENT" in the Proxy Statement is incorporated herein by reference.

      (b) Securities Transactions. The information contained in the section entitled "TRANSACTIONS IN SHARES OF COMMON STOCK BY CERTAIN PERSONS" in the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation Or Recommendation.

      (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET--THE CONTINUING INVESTORS," "SUMMARY TERM SHEET--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "SUMMARY TERM SHEET--VOTING AGREEMENT," "SPECIAL FACTORS--REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "SPECIAL FACTORS--POSITION OF PARTICIPATING AFFILIATES AS TO THE FAIRNESS OF THE MERGER" and "VOTING AGREEMENT" in the Proxy Statement and in Annex D to the Proxy Statement is incorporated herein by reference.

      (e) Recommendations of Others. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS," "SPECIAL
FACTORS--PURPOSES, REASONS AND PLANS FOR DEL AFTER THE MERGER," "SPECIAL
FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "SPECIAL FACTORS--POSITION OF PARTICIPATING AFFILIATES AS TO THE FAIRNESS OF THE MERGER" and "VOTING AGREEMENT" in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

      (a) Financial Information. The information contained in the sections entitled "Selected HISTORICAL FINANCIAL INFORMATION" and "ADDITIONAL INFORMATION FOR STOCKHOLDERS" in the Proxy Statement is incorporated herein by reference. In addition, the information set forth in the Consolidated Financial Statements included in Del's Annual Report on form 10-K for the fiscal year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

      (b) Pro Forma Information. None.

      (c) Summary Information. The information contained in the section entitled "SELECTED HISTORICAL FINANCIAL INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.

      (a) Solicitations or Recommendations. The information contained in the sections entitled "SUMMARY TERM SHEET-- RECOMMENDATION OF THE BOARD OF DIRECTORS," "SUMMARY TERM SHEET-- OPINION OF FINANCIAL ADVISOR," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "INFORMATION ABOUT THE SPECIAL MEETING AND VOTING--HOW TO VOTE," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "SPECIAL
FACTORS--OPINION OF Peter J. Solomon Company, L.P.," "SPECIAL FACTORS--REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "SPECIAL
FACTORS--ESTIMATED FEES AND EXPENSES" and "THE MERGER AGREEMENT--EXPENSES" in the Proxy Statement is incorporated herein by reference.

      (b) Employees and Corporate Assets. The information contained in the sections entitled "SUMMARY TERM SHEET--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," "SPECIAL FACTORS--POST-MERGER OWNERSHIP AND CONTROL" and "SPECIAL FACTORS--BACKGROUND OF THE MERGER" in the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

      (b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)      Not applicable.

(a)(2)(1) Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(a)(2)(2) Letter from the Company to the Stockholders of the Company (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(a)(2)(3) Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(a)(2)(4) Press Release, dated July 2, 2004 (included as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 2, 2004 and incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(b)(1) Senior Credit Facilities Commitment Letter, dated July 1, 2004, among Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., Deutsche Bank Securities, Inc., Bear Stearns Corporate Lending Inc., JPMorgan Chase Bank, Deutsche Bank AG Cayman Islands Branch, Kelso & Company, L.P. and Church & Dwight Co., Inc (incorporated herein by reference to the Schedule 13D filed by DLI Holding Corp. on July 9,
            2004).

(b)(2) Senior Subordinated Note Financing Commitment Letter, dated July 1, 2004, among Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., Deutsche Bank Securities, Inc., Kelso & Company, L.P. and Church & Dwight Co., Inc (incorporated herein by reference to the Schedule 13D filed by DLI Holding Corp. on July 9, 2004).

 (c)(1) Opinion of Peter J. Solomon Company, L.P. (incorporated herein by reference to Annex B to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(d)(1) Agreement and Plan of Merger, dated July 1, 2004, among DLI, Merger Sub and the Company (incorporated herein by reference to Annex A to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(d)(2) Voting Agreement, dated July 1, 2004, by and among DLI and Dan K. Wassong (incorporated herein by reference to Annex D to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20,
            2004).

(g)         Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 20, 2004





                                       Del Laboratories, Inc.


                                       By: /s/ Dan K. Wassong
                                          --------------------------------------
                                       Name: Dan K. Wassong
                                       Title: President, Chief Executive
                                                Officer and Chairman


                                       DLI Holding Corp.


                                       By: /s/ Philip E. Berney
                                          --------------------------------------
                                       Name:  Philip E. Berney
                                       Title: President


                                       DLI Acquisition Corp.


                                       By: /s/ Philip E. Berney
                                          --------------------------------------
                                       Name:  Philip E. Berney
                                       Title: President



                                       Kelso Investment Associates VII, L.P.

                                       By: Kelso GP VII, L.P., its
                                             general partner

                                           By: Kelso GP VII, LLC, its
                                                 general partner


                                       By: /s/ Philip E. Berney
                                          --------------------------------------
                                       Name:  Philip E. Berney
                                       Title: Managing Member


                                       KEP VI, LLC


                                       By: /s/ Philip E. Berney
                                          --------------------------------------
                                       Name:  Philip E. Berney
                                       Title: Managing Member

                                       Kelso GP VII, L.P.

                                       By: Kelso GP VII, LLC
                                           its general partner


                                       By: /s/ Philip E. Berney
                                          --------------------------------------
                                       Name:  Philip E. Berney
                                       Title: Managing Member


                                       Kelso GP VII, LLC


                                       By: /s/ Philip E. Berney
                                          --------------------------------------
                                       Name:  Philip E. Berney
                                       Title: Managing Member

                                       /s/ William McMenemy
                                       -----------------------------------------
                                       William McMenemy


                                       /s/ Charles J. Hinkaty
                                       -----------------------------------------
                                          Charles J. Hinkaty


                                       /s/ Harvey Alstodt
                                       -----------------------------------------
                                       Harvey Alstodt

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------


(a)(1)      Not applicable.

(a)(2)(1) Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(a)(2)(2) Letter from the Company to the Stockholders of the Company (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(a)(2)(3) Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(a)(2)(4) Press Release, dated July 2, 2004 (included as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 2, 2004 and incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(b)(1) Senior Credit Facilities Commitment Letter, dated July 1, 2004, among Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., Deutsche Bank Securities, Inc., Bear Stearns Corporate Lending Inc., JPMorgan Chase Bank, Deutsche Bank AG Cayman Islands Branch, Kelso & Company, L.P. and Church & Dwight Co., Inc (incorporated herein by reference to the Schedule 13D filed by DLI Holding Corp. on July 9,
            2004).

(b)(2) Senior Subordinated Note Financing Commitment Letter, dated July 1, 2004, among Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., Deutsche Bank Securities, Inc., Kelso & Company, L.P. and Church & Dwight Co., Inc (incorporated herein by reference to the Schedule 13D filed by DLI Holding Corp. on July 9, 2004).

(c)(1) Opinion of Peter J. Solomon Company, L.P. (incorporated herein by reference to Annex B to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(d)(1) Agreement and Plan of Merger, dated July 1, 2004, among DLI, Merger Sub and the Company (incorporated herein by reference to Annex A to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(d)(2) Voting Agreement, dated July 1, 2004, by and among DLI and Dan K. Wassong (incorporated herein by reference to Annex D to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20, 2004).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 20,
            2004).

(g)         Not applicable.